UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement

On November 4, 2025, Blue Gold Limited (“we,” “our” or the “Company”) entered into a loan agreement (the “Loan Agreement”) with City First Capital Pty Ltd (the “Lender”) that provides for a loan facility in the aggregate principal amount of AUD$100 million (the “Loan”), available in full, subject to the satisfaction of certain conditions precedent, including but not limited to, evidence to the Lender’s satisfaction of the resolution of the dispute over the Bogoso and Prestea mining lease between the Borrower and the Government of Ghana. In addition, the Company has agreed to pay to the Lender a USD$1 million establishment fee, to be settled in class A ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), calculated using the volume-weighted average price (VWAP) of the Ordinary Shares for the day prior to the date of the drawdown of the Loan or cancellation of the Loan, as applicable. The Loan will be used exclusively to restart the Bogoso and Prestea mine, including any associated working capital costs. References to “AUD” used here within shall mean Australian dollar. References to “USD” used here within shall mean U.S. dollar. All defined terms used and not otherwise defined herein shall have the meaning given to them in the Loan Agreement.

The Loan matures on November 3, 2029 (the “Repayment Date”). The Loan is subject to a 24% per annum interest rate (the “Interest”) or AUD$6,000,000, to be paid quarterly. We may elect to repay the Loan in whole or in part prior to the Repayment Date, subject to a termination fee equal to 6 months Interest payable, to be paid on the quarterly interest payment date.

The Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties. We are bound by certain affirmative covenants setting forth actions that are required during the term of the Loan Agreement, including, without limitation, (i) the use of the Loan for the Authorized Purpose, (ii) maintenance of all required consents, authorizations and similar approvals to carry on our business, (iii) notification of the Lender of any event of default under the Loan Agreement, (iv) delivery of information concerning any litigation, arbitration or similar disputes and (v) compliance with the terms of the Loan Agreement. Additionally, we are bound by certain restrictive covenants setting forth actions that are not permitted to be taken during the term of the Loan Agreement, including, without limitation, (i) commencement of any insolvency, liquidation, bankruptcy or similar actions, without the consent of the Lender and (ii) refrainment from any actions that prejudice any part of the Loan Agreement or any related agreement. Upon the occurrence of an event of default, the Lenders may, among other things, accelerate the Company’s obligations under the Loan Agreement (including all obligations for principal, interest and additional interest payable in the event of default, as described in the Loan Agreement, and any applicable prepayment premiums).

The foregoing summary of the Loan Agreement is not complete and is qualified in its entirety by reference to the full text of the Loan Agreement, attached hereto as exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Loan Agreement, dated November 4, 2024, by and among the Company and City First Capital Pty Ltd.
99.1	Press Release, dated November 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: November 5, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer

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